UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential PageNumber

1.	Press release on Alvarion wins prestigious international award Named Most Innovative Wireless Broadband Company dated May 24, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ALVARION LTD.

Date: May 24th, 2007                                                                                               By: /s/ Tali Mirsky
                                                             Name: Tali Mirsky
                                                             Title:   VP, General Counsel and Corporate Secretary

EXHIBIT 1

Contacts
Efrat Makov, CFO                                                   Esther Loewy, Investor Relations
+972-3-645-6252                                                       +650-314-2653
+760-517-3187                                                          +972-3-767-4476
Efrat.makov@alvarion.com                                    esther.loewy@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion wins prestigious international award
Named Most Innovative Wireless Broadband Company

Tel Aviv, Israel, May 24, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that  it was named the Most Innovative Wireless Broadband Company at the Wireless Broadband Innovation (WBI) Awards ceremony held in London.

The Wireless Broadband Innovation Awards (www.wbiaward.com) are prestigious independent international awards for users and service providers of wireless broadband. The awards recognize leadership, innovation and excellence in wireless broadband development and deployment.

The shortlist for Most Innovative Wireless Broadband Company, which could include any company in the wireless broadband industry, was selected and nominated by independent judges and included five other well-known wireless companies.

The judging criteria were based on market-leading products, quality of R&D and technology, and culture of innovation. The final winner was voted for by the industry and end-users.

“Being named as the most innovative wireless broadband company, reflects Alvarion’s commitment to quality and innovation, as the company addresses the most demanding market requirements. As one of the most experienced companies in the industry, Alvarion has been a leader in the wireless broadband market for more than a decade,” said Monica Paolini from Senza Fili Consulting, one of the judges.

“We are delighted to be recognized by the industry and receive another prestigious award," said Tzvika Friedman, CEO of Alvarion. “As a wireless broadband pioneer and leader, Alvarion continues to lead the market with innovative solutions that meet the challenging criteria of the WBI judges. Being selected honors our customers that have selected us as their partner, as well as all Alvarion employees whose hard work, dedication and expertise are the source for Alvarion’s repeated excellence and innovation.”

About Alvarion
With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Claudia Gatlin, Investor Relations: claudia.gatlin@alvarion.com or +1.212.830.9080.

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